

May 21, 2015

<u>Via E-mail</u>
Eric K. Brandt
Executive Vice President and Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, CA 92617

     Re: **Broadcom Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2014
                Filed January 29, 2015
                File No. 0-23993

Dear Mr. Brandt:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. You disclose in your Form 10-K and on your website that you do business in the Middle East, Africa and Latin America. Syria, located in the Middle East, Sudan, located in Africa, and Cuba, which can be understood to be included in references to Latin America, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note also that certain of the companies you identify on page 6 of the 10-K as leading customers have reported contacts with those countries. For instance, Samsung's website provides information about sales by Samsung Electronics in Syria and Sudan. Alcatel-Lucent discloses in its 2014 Form 20-F that it does business in Syria, Sudan and Cuba. Recent news articles report that Apple, Huawei Technologies and ZTE conduct business in Syria, Sudan and/or Cuba. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, please tell us whether these

customers sell or distribute your products, components or technologies into Cuba, Sudan or Syria. You should describe any products, services, technologies or components you have provided into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Lauri D. Fischer, Associate General Counsel
        Broadcom Corporation

        Amanda Ravitz
        Assistant Director
        Division of Corporation Finance